Exhibit (n)

                             AMERITOR SECURITY TRUST
                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3


          Ameritor Security Trust ("Fund") hereby adopts this Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act").

A.   GENERAL DESCRIPTION OF CLASSES:
     -------------------------------

     1. Class 1 Shares. Class 1 shares of the Fund are not currently offered. They had been sold without imposition of an initial sales charge or a contingent deferred sales charge, and were not subject to any distribution or service fees.

     2. Shepherd Class Shares. Shepherd Class shares are offered and sold with an initial sales charge of 4.75%. They are also subject to an annual service fee of 0.25% of the average daily net assets of Shepherd Class shares under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Shepherd Class shares of the Fund are available for purchase by all investors. They are available for exchange with Shepherd Class shares of any other Ameritor Fund.

B.   EXPENSE ALLOCATIONS OF EACH CLASS:
     ----------------------------------

     Certain expenses may be attributable to a particular class of shares of the Fund ("Class Expenses"). Class Expenses are charged directly to the net assets of the particular class and, thus, are borne on a pro rata basis by the outstanding shares of that class.

     In addition to the distribution and service fee described above, each Class may also pay a different amount of the following other expenses:

     (1)  Legal,   printing  and  postage  expenses  related  to  preparing  and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific class;

     (2) Blue Sky fees incurred by a specific class of shares;

     (3) SEC registration fees incurred by a specific class of shares;

     (4) Expenses of administrative personnel and services required to support the shareholders of a specific class of shares;

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     (5) Trustees'  fees  incurred as a result of issues  relating to a specific class of shares;

     (6) Litigation expenses or other legal expenses relating to a specific class of shares;

     (7) Transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class; and

     (8) Such other expenses actually incurred in a different amount by a class or related to a class's receipt of services of a different kind or to a different degree from another class.

C.   EXCHANGE PRIVILEGES:
     --------------------

     Shepherd Class shares of the Fund may be exchanged for or acquired through an exchange of Shepherd Class shares of any other Ameritor Fund.

     This exchange privilege may be modified or terminated by the Fund to the extent permitted by SEC rules or policies, and exchanges may be made only into a fund that is legally available for sale in the investor's state of residence.

D.   CLASS DESIGNATION:
     ------------------

     Subject to approval by the Board of Trustees, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

E.   ADDITIONAL INFORMATION:
     -----------------------

     This Multiple Class Plan is qualified by and subject to the terms of the then current Prospectuses for the applicable classes; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of the classes contained in this Plan. The Prospectuses for the Fund contain additional information about the classes and the Fund's multiple class structure.

F.   DATE OF EFFECTIVENESS:
     ----------------------

     This Multiple Class Plan is effective on May __, 2002, provided that this Plan shall not become effective with respect to the Fund unless such action has first been approved by the vote of a majority of the Board of Trustees of Ameritor Security Trust and by vote of a majority of those trustees who are not interested persons.

May __, 2002

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